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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ansley Securities LLC - CRD#:47710

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 South Main Street, Suite 367
(No. and Street)

Naperville	IL	60540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell D. Burks (630-579-1683)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard
(Name – *if individual, state last, first, middle name*)

Ste. 900, 171 17th St., N.W.	Atlanta	GA	30363
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell D. Burks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ansley Securities LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Notary Public

"OFFICIAL SEAL"
Aaron Tatro
Notary Public, State of Illinois
My Commission Expires May 16, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH & HOWARD

Certified Public Accountants and Advisers

Member
Ansley Securities, LLC
Atlanta, Georgia

We have audited the financial statements of Ansley Securities, LLC (the "Company") as of and for the year ended December 31, 2010 and have issued our report thereon, dated February 14, 2011. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our audit would be disclosed. The purposes of our study and evaluation were to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The Company claims exemption from the computation for determination of reserve requirements pursuant to Section (k)(2)(I) of Rule 15c3-3 of the Securities Exchange Act of 1934 whereby all customer transactions are private placement and therefore no transactions are cleared through the Company. We have reviewed the terms and conditions pursuant to Rule 15c3-3 and found the Company in compliance with the exemption requirements.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless, occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate. Our study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation did not disclose any conditions that we believe to be material weaknesses.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Smith + Howard

February 14, 2011

SMITH & HOWARD

Certified Public Accountants and Advisers

February 14, 2011

Member
Ansley Securities, LLC
Atlanta, Georgia

We have audited the financial statements of Ansley Securities, LLC (the "Company") for the year ended December 31, 2010 and have issued our report thereon dated February 14, 2010.

Our professional standards require that we communicate with you concerning certain matters that may be of interest to you in fulfilling your obligation to oversee the financial reporting and disclosure process for which management of the Company is responsible. We have prepared the following comments to assist you in fulfilling that obligation.

Our Responsibility Under Auditing Standards Generally Accepted in the United States of America

Our responsibility under auditing standards generally accepted in the United States of America require, among other things, that we obtain an understanding of the Company's internal controls to enable us to properly plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. We noted no matters involving the Company's internal control and its operations that we consider to be a material weakness.

Significant Accounting Policies

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements. We did not note any transactions entered into by the Company that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Audit Adjustments

Our audit was designed to obtain reasonable, rather than absolute, assurance about whether the financial statements are free from material misstatements, whether by error or fraud. In addition, we are obligated by auditing standards generally accepted in the United States of America to inform you of any adjustments arising from the audit that could, in our judgment, either individually or the aggregate, have a significant effect on the Company's financial reporting process. There were no journal entries made by us at December 31, 2010.

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

In addition, we are obligated by auditing standards generally accepted in the United States of America to inform you about waived adjustments (regardless of whether they have a significant effect on the financial reporting process) aggregated by us during the current engagement and pertaining to the latest period presented that were determined by management to be immaterial, both individually and in the aggregate, to the financial statements taken as a whole. We noted that there were no uncorrected misstatements discussed with management of the Company that would have resulted in a change in the net income of the Company.

Disagreements with Management

We have not had any disagreements with management related to matters that are material to the Company's financial statements.

Consultation with Other Accountants

We are not aware of any consultation that management may have had with other accountants about auditing and accounting matters during 2010.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention of the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

In our judgment, we received the full cooperation of the Company's senior management and their staff and had unrestricted access to the Company's senior management in the performance of our audit.

Management Advisory Services

The Company did not engage us to perform any management advisory services during 2010.

This report is intended solely for the information and use of the management and others within the Company and is not intended to be and should not be used by anyone other than those specified parties.

We will be pleased to discuss this report with you further at your convenience.

Sincerely,

Smith & Howard

Smith & Howard

SMITH & HOWARD

Certified Public Accountants and Advisers

ANSLEY SECURITIES, LLC
INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Member
Ansley Securities, LLC
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Ansley Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating Ansley Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ansley Securities, LLC's management is responsible for Ansley Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Smith & Howard

February 14, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051865 FINRA DEC
ANSLEY SECURITIES LLC 18*18
55 S MAIN ST STE 367
NAPERVILLE IL 60540-5381

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,768

B. Less payment made with SIPC-6 filed (exclude interest) (1,504)
8/9/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,264

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,264

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ansley Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal
(Title)

Dated the 23rd day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.		
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,907,096
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts.	
	Total additions	
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
	Enter the greater of line (i) or (ii)	
	Total deductions	
2d.	SIPC Net Operating Revenues	$ 1,907,096
2e.	General Assessment @ .0025	$ 4,768 (to page 1, line 2.A.)

ANSLEY SECURITIES, LLC

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2010

with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Member
Ansley Securities, LLC
Atlanta, Georgia

We have audited the accompanying balance sheet of Ansley Securities, LLC (the "Company"), a wholly owned subsidiary of Ansley Capital Group, LLC, at December 31, 2010, and the related statements of income, member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ansley Securities, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith + Howard

February 14, 2011

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

ANSLEY SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

Current Assets		
Cash	$	2,457
Investments		7,119
	$	9,576

MEMBER'S CAPITAL

Member's Capital	$	9,576
	$	9,576

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

Revenues		
Advisory fees	$	1,625,862
Retainer fees and other income		281,233
		1,907,095
Expenses		119,189
Net Income	$	1,787,906

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
STATEMENT OF MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2010

Member's Capital at December 31, 2009	$	167,737
Net Income		1,787,906
Distributions		(1,946,067)
Member's Capital at December 31, 2010	$	9,576

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash Flows From Operating Activities		
Cash received from customers	$	2,065,922
Cash paid to suppliers and employees		(119,189)
Net Cash Provided by Operating Activities		1,946,733
Cash Flows From Financing Activities		
Distributions		(1,946,067)
Net Cash Required by Financing Activities		(1,946,067)
Net Increase in Cash		666
Cash at Beginning of Year		1,791
Cash at End of Year	$	2,457
Reconciliation of Net Income to Net Cash Provided by Operating Activities		
Net Income	$	1,787,906
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Unrealized gains on trading securities		(1,173)
Decrease in accounts receivable		160,000
Total Adjustments		158,827
Net Cash Provided by Operating Activities	$	1,946,733

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

Ansley Securities, LLC (the "Company"), a wholly owned subsidiary of Ansley Capital Group, LLC (the "Parent"), was formed on April 14, 1999. The Company is a registered broker and dealer in securities and operates under the provisions of the Securities Exchange Act of 1934.

The Company participates in the private placement of debt and equity securities as an agent, not as a principal, for or on behalf of the issuers of such securities. Private placement transactions on behalf of issuers involve capital formation activity on behalf of such issuers, merger and acquisition advice related to such issuers, and other transactions which involve the private placement of securities. The Company does not engage in any securities trading activities, market making, or firm commitment underwriting, nor does it carry or maintain customer accounts, engage in securities clearing activities, or maintain or hold cash or securities of customers or offerees in connection with private placement transactions.

During 2010, substantially all revenues earned were as a result of services provided for four customers.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Investments

Investments consist of trading securities for which realized and unrealized gains/losses are recognized in the statement of income.

Subsequent Events

Management has evaluated subsequent events through February 14, 2011, the date which the financial statements were available to be issued.

ANSLEY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

As a limited liability company, earnings and losses will be included in the income tax returns of the member. Accordingly, the Company does not incur income tax obligations.

The Company annually evaluates all federal and state income tax positions. This process includes an analysis of whether these income tax positions the Company takes meet the definition of an uncertain tax position under the Income Taxes Topic of the Financial Accounting Standards Codification.

NOTE 2 – COMMITMENT

During 2010, the Company incurred $24,000 in expenses relating to a management agreement with the Parent in which the Company is obligated to pay in consideration of rent and other operating expenses.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed one thousand percent of its net capital and shall at all times have and maintain net capital of not less than $5,000.

Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; however, there was no aggregate indebtedness at December 31, 2010 and the net capital was $8,508.

SUPPLEMENTARY INFORMATION

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Member
Ansley Securities, LLC
Atlanta, Georgia

Our audit was made for the purpose of forming an opinion on the basic financial statements of Ansley Securities, LLC taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and to meet specific requirements of the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information (schedules) have been prepared solely for filing with regulatory agencies and are not intended for any other purpose. This supplementary information (schedules) has been prepared in conformity with the accounting practices by the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with accounting principles generally accepted in the United States of America.

Smith + Howard

February 14, 2011

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

ANSLEY SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
DECEMBER 31, 2010

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at December 31, 2010	$ 9,576	$ -	$ 9,576
Add: liabilities subordinated to claims of general creditors	-	-	-
Total capital and allowable subordinated liabilities and credits at December 31, 2010	9,576	-	9,576
Deduct: total non-allowable assets from balance sheet at December 31, 2010	-	-	-
Net capital before haircuts on security positions at December 31, 2010	9,576	-	9,576
Haircuts on securities at December 31, 2010	(1,068)	-	(1,068)
Net capital at December 31, 2010	$ 8,508	$ -	$ 8,508

ANSLEY SECURITIES, LLC
SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2010

During the year ended December 31, 2010, there were no liabilities subordinated to general creditors.

SMITH & HOWARD
Certified Public Accountants and Advisers
171 17TH STREET, NW
SUITE 900
ATLANTA, GEORGIA 30363
404.874.6244
404.874.1658 (*fax*)
WWW.SMITH-HOWARD.COM